China Energy Technology Limited
625 Broadway, Suite 1111
San Diego, California 92101

December 21, 2007

Via EDGAR

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Pamela Long

Re:   China Energy Technology Limited
 Registration Statement on Form S-4 (File No. 333-142894)

Dear Ms. Long:

On behalf of China Energy Technology Limited (the “Company”), I hereby request that the Commission take appropriate action to make the above-captioned Registration Statement effective at 4:00 p.m. Washington, D.C. Time, on December 26, 2007, or as soon thereafter as practicable. The Company acknowledges that:

•
staff comments, changes in disclosure in response to staff comments or the staff, acting pursuant to delegated authority, declaring the filing effective, does not foreclose the Commission from taking any action with respect to the filings;

•	the Company and the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing; and

•
the Company and the filing persons may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.

Sincerely,

/s/ Kerry Propper
Kerry Propper
Chief Executive Officer

cc:    Douglas Rein